EXHIBIT 99.2

Dear shareholder,
We are sending you this voting instruction form (“form”) because you hold registered shares in ‘Unilever N.V.’ (“Shares”).

This form enables you to give a proxy to N.V Nederlandsch Administratie- en Trustkantoor to vote at the general meeting of shareholders of Unilever N.V. on the proposed resolutions (“Voting Instruction”).

Please note that the following terms and conditions apply:

1	In order to take into account your instruction for a proposal, this form must be duly signed, filled in and deposited in good order in the postal box of B.V. Trustkantoor Intermediair, P.O. Box 11063, 1001 GB, Amsterdam, the Netherlands on 1 May 2002 before 6.00 pm.

2	An instruction that is not or not correctly given, shall be regarded as invalid.
3	The voting instruction will relate to all registered shares you hold per the Registration Time.
4	If you plan to attend the general meeting in person, or appoint a representative to attend on your behalf other than N.V Nederlandsch Administratie- en Trustkantoor, you must notify this by sending a letter to N.V. Algemeen Nederlands Trustkantoor ANT, such letter to be received by N.V. Algemeen Nederlands Trustkantoor ANT on 1 May 2002 before 6.00 pm at the latest. In this case any voting instruction given shall be regarded as invalid.

5	Your ability to sell (some or all of) the shares will not be affected if you give a voting instruction.
6	By signing this form you confirm that you will have the voting rights attached to the shares held by you as per the Registration Time.
7	This form may contain a shortening of agenda items.
8	You will not be charged any costs when you give a voting instruction.
9	The voting instruction is given with the right of substitution and is governed by Dutch law.
10	The voting instruction shall become irrevocable 48 hours prior to the scheduled commencement of the general meeting.
11	If you have any questions regarding this form, please contact N.V. Algemeen Nederlands Trustkantoor ANT.

Voting using this voting instruction form

Proxy voting
You may vote at the general meeting of shareholders of Unilever N.V. by using this voting instruction form. This means that you can cast your vote without actually having to attend the meeting; you now have the option of proxy voting.

Voting instruction form
On the reverse side of this form you will be able to indicate for each agenda item whether you are in favour of or against such proposal, or that you wish to abstain from voting. If you wish to use the voting instruction form, you must complete and sign the form, and mail it to B.V. Trustkantoor Intermediair, P.O. Box 11063, 1001 GB in Amsterdam, the Netherlands. Your voting instructions will be carried out only if the form is received on 1 May 2002 at 6.00 pm at the latest.

Registration time
You will be entitled to vote at the general meeting of shareholders of Unilever N.V. if you hold shares in Unilever N.V. on 1 May 2002 after all book entries have been processed per that date (the “Registration Time”). If you have given a voting instruction, your shares will not be subject to transfer restrictions; you may dispose freely of your shares both before and after the Registration Time. If you hold shares at the Registration Time, your right to cast your vote at the meeting will remain unaffected if you dispose of your shares thereafter. Your voting instructions will however only apply to the shares held by you at the Registration Time.

Attendance at shareholders’ meeting
If you wish to attend the shareholders’ meeting or give someone other than the person indicated on the voting instruction form a power of attorney to attend the meeting on your behalf, you will have to follow the procedure specified in the instructions for attendance set out after the agenda. In principle, this will mean that you must notify N.V. Algemeen Nederlands Trustkantoor ANT in writing by the Registration Time at the latest. Upon receipt of this notification N.V. Algemeen Nederlands Trustkantoor ANT will send you an admission ticket. Your shares will in that case cease to be transferable up to and including the Registration Time. In the event you have completed and returned the voting instruction form, yet decide that you wish to attend the meeting in person or be represented by a proxy, your voting instruction form will be regarded as invalid.

Failure to complete the voting instruction form correctly
If you do not sign the voting instruction form or refrain from specifying any voting instructions as regards the proposals (for, against or abstention), your form will be considered invalid. However, if you have signed the form and have indicated your instructions for at least one of the proposals, your form will be regarded as valid, though no votes will be cast on those proposals for which you have not given voting instructions.

Applicable terms and conditions
The terms and conditions printed opposite define the legal relationship between you and the proxy named on the form, and also between you and Unilever N.V. This user guide is not intended to – nor shall it – amend or supplement those terms and conditions in any way.

Unilever N.V. Voting Form

Annual General Meeting of Shareholders to be held on 8 May 2002 at 10.30 am

Agenda

1	Consideration of the Annual Report for the 2001 financial year submitted by the Board of Directors.
2	Adoption of the Annual Accounts and appropriation of the profit for the 2001 financial year.
3	Discharge to the members of the Board of Directors.
4	Appointment of the members of the Board of Directors.
5	Appointment of Auditors charged with the auditing of the Annual Accounts for the 2002 financial year.
6	Designation, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code, of the Board of Directors as the company body authorised in respect of the issue of shares in the Company.
7	Authorisation, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, of the Board of Directors to purchase shares in the Company and depositary receipts therefor.
8	Authorisation, in accordance with Article 119 of Book 2 of the Netherlands Civil Code, of the Board of Directors to determine a Registration Time for the exercise of the rights to attend the general meeting and to vote thereat.

9	Questions.

I hereby give proxy to/instruct
N.V. Nederlandsch
Administratie- en Trustkantoor
to vote as I have indicated below
	For	Against	Withhold

2				Please indicate your instruction by
placing an “x” in the appropriate
numbered box with dark blue or
black ink only.
3
Signing this form confirms your
acceptance of terms and conditions
on the reverse.
4

5

6				Please return to:
B.V. Trustkantoor Intermediair,
Proxy Voting, P.O. Box 11063
1001 GB Amsterdam, the Netherlands
7

8

Please print your family name and initial(s)

Please sign here	Date